May 30, 2013

Via EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attention:     Jonathan Wiggins, Staff Accountant
Eric McPhee

RE:	CME Group Inc. Form 10-K for the fiscal year ended December 31, 2012, filed March 1, 2013, File No. 001-31553
Dear Mr. Wiggins:
CME Group Inc. (the “Company”) has received the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 9, 2013, regarding the Commission's review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its response to the Staff's comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff's comments has been reproduced below and is set forth in bold and italics immediately prior to the Company's response.
Form 10-K for the Year Ended December 31, 2012
Item 7. Management's Discussion and Analysis of Financial Condition…, page 35
Revenues, page 37

1.
Please tell us how you account for the incentive programs that you use to promote trading and describe for us and tell us how you account for the broker rebates disclosed on page 39, citing the authoritative literature upon which you relied.

Response:
Trading incentive programs are accounted for under FASB ASC Subtopic 605-50, Revenue Recognition-Customer Payments and Incentives (ASC 605-50). Trading incentives are offered to customers in three forms - discounts, free services and rebates. Revenues for discounted trades are recorded at the reduced rates. When trading fees are waived, no revenue is recognized. When trading rebates are offered, they are accrued as the obligation is incurred and are presented in the income statement net of the associated revenues.
The Company also offers commissions (referred to as broker rebates on page 39 of Form 10-K for the year ended December 31, 2012) to intermediary brokers who physically enter certain eligible trades into our system on behalf of third parties. In order to be eligible for commission, the broker cannot be a party to the trade. Since the broker does not participate in the trade, the broker is not considered a customer as defined in ASC 605-50. Commissions are accrued in other current liabilities as eligible trades are received. Commissions are included in licensing and fee arrangements expense in the income statement.
Liquidity and Capital Resources, page 50

2.
In future filings, please revise your tabular presentation of contractual obligations to include all of the obligations that fall within the specified categories of Item 303(a)(5)(i) of Regulation S-K, including long-term debt obligations. Your disclosure should also include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.

Response:
In future filings, the Company will include all applicable obligations that fall within the specified categories of Item 303(a)(5)(i) of Regulation S-K within the contractual obligations table, including long-term debt obligations and any related interest commitments under interest-bearing debt included in the table.
Note 2. Summary of Significant Accounting Policies, page 66
Goodwill and Other Intangible Assets, page 67

3.	In future filings, please revise to disclose your accounting policies related to intangible assets subject to amortization.
Response:
Accounting policies related to intangible assets subject to amortization are included in the Critical Accounting Policies section of Management's Discussion and Analysis of Financial Conditions and Results of Operations in the Company's Form 10-K for the year ended December 31, 2012. In the future, the Company will include these policies in Note 2, Summary of Significant Accounting Policies in its Form 10-K.
Segment Reporting, page 69

4.	Please tell us how you determined that you had one reportable segment and that CME, CBOT, NYMEX, COMEX and KCBT are one operating segment.
Response:
FASB ASC Topic 280, Segment Reporting (ASC 280) defines an operating segment as a component of a public entity that has all of the following characteristics:
a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c. Its discrete financial information is available.

Each of these entities - CME, CBOT, NYMEX, COMEX and KCBT - engages in business activities from which it may earn revenues and incur expenses. Additionally, the Company provides discrete financial information for CME, CBOT, NYMEX, COMEX and KCBT to the U.S. Commodities Futures Trading Commission (CFTC) to meet regulatory reporting requirements. The Company also publishes discrete financial statements for CME under an exemptive order issued by the Commission. Although discrete financial information is reviewed regularly by the Company's Accounting Department to ensure that each of these entities meets regulatory requirements, the Company's chief operating decision maker, as defined by ASC 280, does not review discrete financial information for these entities. Based on the content of information reviewed by the Company's chief operating decision maker to make decisions about resource allocation and assess performance, CME, CBOT, NYMEX, COMEX and KCBT do not separately meet the definition of operating segment under ASC 280. Aside from these entities, the Company's other businesses, although qualifying as operating segments under ASC 280, do not meet the thresholds for separate disclosure under ASC 280. As a result, the Company has only one reportable segment.
Note 14. Contingencies, page 84

5.
In future filings, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for all legal proceedings and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made. We note that you provide such disclosure for the lawsuits related to MF Global only. You may provide your disclosures on an aggregated basis. Refer to ASC 450-20-50. Please provide us with your proposed disclosure.

Response:
In future filings, in accordance with FASB ASC Section 450-20-50, Contingencies-Loss Contingencies-Disclosure, for proceedings where an accrued liability has not been established but we believe a loss is reasonably possible, we will either provide a current estimate of the range of possible loss if the determination is possible and the loss is material or we will indicate that the range of possible loss cannot be estimated.
In connection with both the Garber, Fifth Market and Realtime matters, the Company filed requests with the U.S. Patent and Trademark Office (USPTO) to re-examine the validity of the patents at issue. These re-examinations may result in various outcomes, including decisions on the validity of the patents at issue, and the timing of the decisions of the USPTO is uncertain. We expect the decisions of the USPTO to impact the merits of the cases. In light of the uncertainty of the decisions of the USPTO and their impact on the merits of the underlying cases, the Company is unable to determine a range of reasonably possible loss during the pendency of these reviews. We will update our disclosures accordingly upon their resolution.
The Company plans to include the following disclosure in its next periodic report with such updates that occur prior to the filing of the report, if any:
In 2008, Fifth Market, Inc. (Fifth Market) filed a complaint against CME Group and CME seeking a permanent injunction against CME's Globex system and unquantified enhanced damages for what the plaintiff alleges is willful infringement of two U.S. patents, in addition to costs, expenses and attorneys' fees. Beginning in March 2012, the case was stayed pending the outcome of reexamination by the U.S. Patent and Trademark Office (USPTO) to determine the validity of the patents at issue. Based on its investigation to date and advice from legal counsel, the company believes this suit is without merit and intends to defend itself vigorously against these charges.
In 2009, CME and CBOT filed a complaint against Howard Garber seeking a declaratory judgment that neither CME nor CBOT infringed the Garber patent and that the patent is invalid and unenforceable. Beginning in June 2011, the case was stayed pending the outcome of the reexamination by the USPTO to determine the validity of the patent at issue. Based on its investigation to date and advice from legal counsel, the company believes this suit is without merit and intends to defend itself vigorously against these charges.

In 2009, Realtime Data LLC (Realtime) filed a complaint against CME Group and other exchanges alleging willful infringement of four patents which was later amended to add CBOT and NYMEX as defendants. Subsequently, two additional lawsuits have been filed each adding a claim for the infringement of an additional patent. Both of these lawsuits have been consolidated with the original action. Realtime is seeking a permanent injunction, enhanced damages, attorneys' fees and costs. The court entered judgment in CME's favor in September 2012 based on invalidity and non-infringement. Realtime Data filed its appeal brief in March 2013. The USPTO is conducting a parallel review of the patents at issue. Based on its investigation to date and advice from legal counsel, the company believes this suit is without merit and intends to defend itself vigorously against these charges.
The foregoing legal matters involve alleged infringements of intellectual property, which due to their nature involve potential liability that is uncertain, difficult to quantify and involve a wide range of potential outcomes. The company believes that the matters are without merit and intends to defend itself vigorously against the claims. We expect the re-examinations by the USPTO in the Fifth Market, Garber and Realtime matters to result in a determination of the validity of the patents at issue which we expect will have an impact on the merits of the matters. Given the uncertainty of the potential outcome of the re-examinations as well as other factors which may potentially impact the resolution of these matters, at this time the company is unable to estimate the reasonably possible loss or range of reasonably possible loss in the unlikely event it were found to be liable at trial in these matters.
Form 8-K Filed February 5, 2013
Exhibit 99.1

6.
Please note that it is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Refer to Question 102.10 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

Response:
We note the Staff's comment and will comply with Question 102.10 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures in future filings. The Company included an Exhibit 99.1 with its Form 8-K filed on May 2, 2013 which complied with Question 102.10 of the Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.
Acknowledgment
In connection with the Company's response to the Staff's comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, concerns or additional comments regarding the foregoing, please contact me at (312) 930-3488 (phone) or (312) 930-4556 (fax).
Sincerely,

Kathleen M. Cronin
Senior Managing Director, General Counsel and
Corporate Secretary